UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Telefónica, S.A.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

87938220
(CUSIP Number)

Javier Malagón Navas Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A. Paseo de la Castellana 81, 20th Floor 28046 Madrid Spain 011-34-91-537-8172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2006
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 87938220	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Banco Bilbao Vizcaya Argentaria, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 342,585,354
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER 342,585,354
	10	SHARED DISPOSITIVE POWER Not applicable.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,585,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.96%
14	TYPE OF REPORTING PERSON* BK
*See response to Item 3

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   Item 1. Security and Issuer

     Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) hereby amends and supplements its Report on Schedule 13D, originally filed on February 7, 2000 (as heretofore amended and supplemented, the “Schedule 13D”) with respect to the purchase of ordinary shares of €1.00 par value (the “Shares”) of Telefónica, S.A. (the “Company”). Unless otherwise indicated, capitalized terms used in this Amendment No. 4 (the “Amendment”), but not defined herein, shall have the meaning assigned to such term in the Schedule 13D.

     This Amendment to the Schedule 13D is being filed to correct a typographical error on the cover page of Amendment No. 3 to the Schedule 13D, filed on July 19, 2006, which incorrectly reported the percentage of Shares of the Company beneficially owned by BBVA in a manner inconsistent with the percentage set forth in the body of Amendment No. 3. The cover page of this Amendment correctly sets forth BBVA’s beneficial ownership of Shares of the Company as of June 30, 2006 in a manner consistent with the percentage set forth in the body of Amendment No. 3.

   Item 2. Identity and Background.

     Item 2 of the schedule 13D is hereby amended and supplemented by the following information:

     The person filing this statement is Banco Bilbao Vizcaya Argentaria, S.A., whose principal business office is located at Paseo de la Castellana 81, 28046 Madrid, Spain. The names, addresses, occupations and citizenship of the executive officers and directors of BBVA are set forth on Annex A hereto.

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SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2006

Banco Bilbao Vizcaya Argentaria, S.A.

By:	/s/ Javier Malagón Navas

	Name:	Javier Malagón Navas
	Title:	Authorized Representative of Banco
Bilbao Vizcaya Argentaria, S.A.

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Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF BBVA

     The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of BBVA. Unless otherwise indicated, the business address of each such person is c/o Banco Bilbao Vizcaya Argentaria, S.A. at Plaza de San Nicolás 4, 48005 Bilbao, Spain, and all the directors and executive officers are citizens of the Kingdom of Spain except for Richard C. Breeden who is a citizen of the United States of America.

PRESENT PRINCIPAL
DIRECTORS OF BBVA	OCCUPATION

Francisco González Rodríguez	Chairman and Chief Executive Officer BBVA.

José Ignacio Goirigolzarri Tellaeche	President and Chief Operating Officer BBVA.

Tomás Alfaro Drake	Director of Business Management and Administration and Business Sciences programs at Universidad Francisco de Vitoria.

Juan Carlos Álvarez Mezquíriz	Managing Director, Grupo Eulen; Director, Bodegas Vega Sicilia, S.A.

Richard C. Breeden	Chairman, Richard C. Breeden & Co.

Ramón Bustamante y de la Mora	Director, Ctra. Inmo. Urba. Vasco-Aragonesa, S.A.

José Antonio Fernández Rivero	Director of BBVA.

Ignacio Ferrero Jordi	Chairman, Nutrexpa, S.A. Director La Piara S.A.; Director Lladró Comercial S.A.

Román Knörr Borrás	Chairman, Carbónicas Alavesas, S.A.; Director, Mediasal 2000, S.A. and President of the Alava Chamber of Commerce.

Ricardo Lacasa Suárez	Director of BBVA and Chairman of the Audit and Compliance Committee.

Carlos Loring Martínez de Irujo	Director of BBVA.

José Maldonado Ramos	Director and General Secretary BBVA.

Enrique Medina Fernández	Director and Secretary, Sigma Enviro, S.A.

Susana Rodríguez Vidarte	Dean of Deusto “La Comercial” University since 1996.

Telefónica, S.A.	General Director Telefónica, S.A.
Represented by Mr. Angel Vilá Boix

EXECUTIVE OFFICERS OF BBVA	PRESENT EMPLOYMENT

José María Abril Pérez	Wholesale and Investment Banking.

Eduardo Arbizu Lostao	Head of Legal Department.

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Ángel Cano Fernández	Human Resources and Services.

Manuel González Cid	Finance Division.

Manuel Méndez del Río	Risks.

Vitalino Nafría Aznar	Retail Banking Spain and Portugal.

Ignacio Sánchez-Asiaín Sanz	South America.

José Sevilla Álvarez	Head of the Office of the Chairman.

Javier Ayuso Canals	Corporate Communications.

Javier Bernal Dionis	Business Development and Innovation—Retail Banking Spain and Portugal.

José María García Meyer-Dohner	USA.

Jaime Guardiola Romojaro	Mexico.

Juan Asúa Madariaga	Smes and Large Companies.

Jose Barreiro Hernández	Global Operations.

Vicente Rodero Rodero	Comercial Banking Spain.

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